

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2022

Louis Salamone
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street , Suite 650
Akron , Ohio 44305

      Re: Babcock & Wilcox Enterprises, Inc.
           Form 10-K for the Year Ended Ended December 31, 2020
           Filed March 8, 2021
           File No. 001-36876

Dear Mr. Salamone:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing